Arent Fox PLLC
1675 Broadway
New York, New York 10019-5820

September 27, 2005

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Adam Phippen, Staff Accountant

Re: I.C. Isaacs & Company, Inc. (the “Company”)
Registration Statement on Form S-2
File No. 333-125396
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004, as amended
File No. 0-23379

Dear Mr. Phippen:

In accordance with your recent telephone conversation with Eugene Wielepski and Tim Tumminello, the Chief Financial Officer and Controller, respectively, of the Company, and my telephone conversation with you last week, I have provided you with the Company’s proposed responses to the comments contained in Mr. Owings’ letter dated August 17, 2005. I have also provided to you a proposed amendment to the Company’s 2004 Form 10-K which incorporates revisions that conform to the Company’s proposed responses to those comments.

In the event that you advise me that the proposed responses and amendments are acceptable, and that no further amendments need to be made with regard to the 10-K, the Company will file

•	the amendment to the 10-K

•	amendments to its March 31and June 30, 2005 Forms 10-Q which contain disclosures conforming to the changes made in the Form 10-K amendment, and

•	a new amendment to its S-2 Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2004

General

1.
We note your proposal to address all of the comments issued in our letter dated June 28, 2005 via future filings. However, we believe the revisions in the aggregate are substantive enough, particularly in light of your recent Form S-2 fling, to warrant an amendment to your Form 10-K for the fiscal year ended December 31, 2004. Please note that the revisions should be made for all of the prior comments and not just for the issues subject to further comment below. Also, please make conforming amendments to your subsequent filings on Forms 10-Q, to the extent applicable.

Adam Phippen
September 27, 2005

Response to Comment 1

The attached proposed Amendment No. 2 to the Company’s 2004 Form 10-K addresses all of the comments contained in Mr. Owings’ letters dated June 28 and August 17, 2005.

Item 7, Management’s Discussion and Analysis of Financial Condition and …, page 14

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 15

2.
We have reviewed your proposed disclosures in response to comment 1 in our letter dated June 28, 2005 and find the proposed disclosures very difficult to understand. Also, we are unclear as to why the systems limitations you discuss would impact your ability to provide the requested disclosures. In this regard, we believe you could discuss the overall change in your net sales by discussing first the factors that contributed to the overall change in gross sales, and then discussing separately the change in sales returns and allowances and how this impacted net sales for the year.

With respect to your discussion of the overall change in your gross sales, it appears, based on the information you have provided, that the change in overall sales volumes did not contribute significantly to the increase in gross revenues in fiscal 2004. Rather, the increased selling prices of your products, coupled with an increase in the volume of products sold at regular prices, rather than at promotional/discounted prices, caused the overall increase in gross revenues. If this is the case, please clarify your disclosure accordingly and attempt to provide the information in a summarized format, as appropriate. If our understanding is incorrect, please revise your disclosure to further clarify. Also, please note that the prior comment was issued with respect to the discussion of your results of operations in general, and not just with respect to the discussion of the changes in your net sales. Please revise your disclosures accordingly.

Response to Comment 2

The Company has revised the disclosures contained in its 2004 Form 10-K to provide more comprehensible reasons for the changes in its gross sales.

Item 15. Exhibits, Financial Statement Schedules, page 24

We reviewed your response to comment 3 in our letter dated June 28, 2005. Please address the part of the comment that relates to your Form 10-K exhibit requirements, as it appears your response addresses only your proposed revisions to the Form S-2. As indicated in the prior comment, it appears that you have omitted from your Form 10-K a number of exhibits required by Item 601 of Regulation S-K, including but not limited to your Articles of Incorporation, your Bylaws, your code of ethics, the listing of your subsidiaries, and copies of material contracts, such as the Framework Agreement. Please revise to either include all required exhibits or to incorporate them by reference to previously filed documents.

Adam Phippen
September 27, 2005

Response to Comment 3

The proposed amendment to the 2004 Form 10-K contains all of the exhibits required pursuant to Item 602 of Regulation S-K. Please note that the Framework Agreement, as well as the agreements executed by the Company in connection therewith are no longer in effect. Accordingly, they have not been included in the Exhibit Index.

Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

We reviewed your response to comment 4 in our letter dated June 28, 2005 and continue to believe you should revise your financial statements to present the loss on sale of property as an operating item. Refer to paragraph 45 of SFAS 144. We note your arguments that the land was never utilized in operations. However, we understand that you purchased the land in order to build a more modern distribution facility and believe your later decision to continue using your current facility as an operating decision that had consequences that should be reflected in operating income. Please revise your financial statements accordingly.

Response to Comment 4

The Company has reclassified the loss on sale of the property as an operating item.

The accompanying marked Amendment to the Form 10-K has been prepared specifically to facilitate your review of the changes that the Company intends to make in response to the comments contained in Mr. Owings’ letters dated June 28 and August 17, 2005. If you find the proposed changes to be acceptable, the Company will file the proposed Amendment No. 2 to the 2004 Form 10-K that was attached to the email by which this letter was transmitted to you.

Upon the filing of that Amendment, the Company will file appropriate amendments to its March 31 and June30, 2005 Forms 10-Q and its S-2 Registration Statement.

Adam Phippen
September 27, 2005

I you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at your convenience at 212-484-3917.

Respectfully, yours
/s/ Steven D. Dreyer Steven D. Dreyer

SDD/lo

Enclosures

cc:  Eugene Wielepski